SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-15983

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

MERITOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2021:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021	9

Index to Exhibits	10

SIGNATURES	11

EXHIBITS
Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of Meritor, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Meritor, Inc. Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Detroit, Michigan
May 31, 2022

We have served as the auditor of the Plan since 2020.

MERITOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020

ASSETS
Participant-Directed Investments
Mutual funds	$599,797,506	$522,105,422
Common collective fund	88,277,725	89,922,055
Common stock	24,435,942	33,972,925
Total investments at fair value	712,511,173	646,000,402
Cash	5,796	—
Contributions receivable	1,386,975	585,356
Participant notes receivable	6,152,738	7,292,852
NET ASSETS AVAILABLE FOR BENEFITS	$720,056,682	$653,878,610

See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

CONTRIBUTIONS
Participant contributions	$23,692,005
Employer contributions, net of forfeitures	17,868,220
Total contributions, net of forfeitures	41,560,225
INVESTMENT INCOME
Dividends	49,964,235
Net appreciation in fair value of investments	31,979,325
Net investment gain	81,943,560
Interest from participant notes receivable	358,829
Total additions - net	123,862,614
DEDUCTIONS
Benefits paid to participants	(57,553,196)
Administrative expenses	(131,346)
Total deductions	(57,684,542)
INCREASE IN NET ASSETS	66,178,072
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	653,878,610
End of year	$720,056,682

See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

1.DESCRIPTION OF THE PLAN
The following description of the amended and restated Meritor, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution savings plan covering eligible salaried and certain non-union hourly employees of Meritor, Inc. and other affiliated companies (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees may contribute up to 50% of their compensation by electing to defer receipt of compensation (pre-tax contribution) subject to the limits prescribed under the Internal Revenue Code ("IRC"). Participants can elect to have their contributions invested in 5% increments in various investment funds. The Plan also permits Roth contributions up to 50% of an eligible employee’s compensation subject to the limits prescribed under the IRC. Total employee contributions are limited to 50% of an eligible employee’s compensation subject to the limits prescribed under the IRC.
Eligible newly hired employees are automatically enrolled into the Plan 30 days after their hire date. Employees are enrolled with a default contribution rate of 3% of compensation and may contact T. Rowe Price, the Plan Recordkeeper, to opt out or change the election.
Eligible employees who are making pre-tax contributions that are less than 10% of their compensation are enrolled in automatic escalation.  Each December 1, to the extent at least 30 days have elapsed since the participant’s eligibility date or since an adjustment was made to their contribution percentage, the participant’s deferral percentage is automatically increased by 1% of compensation for each adjustment period until the deferral percentage is 10%.  The participant may contact T. Rowe Price, the Plan Recordkeeper, to opt out of automatic escalation or can affirmatively elect to continue automatic escalation after reaching the 10% limit, elect the automatic increases at a different amount and/or choose a different adjustment date.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax and/or Roth contributions up to the limits prescribed under the IRC.
Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan. These rollover amounts are recorded in the Participant contributions line item of the accompanying Statement of Changes in Net Assets Available for Benefits.
Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation deferred and 50% of the participant’s contribution on the next 3% of eligible compensation deferred. Company matching contributions are invested according to the investment mix participants have elected for their own contributions.
Employer Pension Contributions – Pension contributions are fully funded by the Company and are made to certain eligible salaried and non-union hourly employees of Meritor regardless of whether they choose to contribute to the Plan (“Pension Contributions”). Pension Contributions range between 2% and 4% of participants’ compensation, depending on the participant's age. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, and an allocation of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses.
Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 29 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.
Vesting – Amounts attributable to participant and rollover contributions and employer matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the participant's second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against future employer contributions. For the years ended December 31, 2021 and 2020, forfeitures totaled $932,957 and $1,075,842, respectively.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59½. Pre-tax withdrawals prior to attaining age 59½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59½. Upon termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution or in-kind distribution of Company stock. The Plan was amended in a prior year to allow the vested interest in eligible terminated participants' accounts valued at more than $5,000, to be distributed to participants in a single-sum payment, or in monthly, quarterly, semi-annual or annual installments. If the value of the vested interest in eligible terminated participants' accounts is valued below $5,000, the participant is given the election of either taking a cash distribution or having the payment rolled over directly to an IRA or other eligible plan.
Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, must approve any such hardship withdrawals.
In 2020, as part of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Plan allowed for Coronavirus-Related Distributions (CRD) for all eligible employees of up to $100,000, without penalty. Eligible employees are not required to repay this distribution, but the Plan allows for them to repay their Plan account within three years of the date they received their distribution.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period or (ii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants' accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. As of December 31, 2021, interest rates charged on outstanding balances ranged from 4.25% to 6.25%. As of December 31, 2020, interest rates charged on outstanding balances ranged from 4.25% to 5.25%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation – The Plan's investments are stated at fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The common collective fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for Fair Value Measurements disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses – Administrative expenses for services required in accordance with Plan provisions are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan. The Company did not pay any expenses on behalf of the Plan during the year ended December 31, 2021.
Benefit Payments – Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the plan, that had not yet been paid as of December 31, 2021 and 2020.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3.    FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2021 and 2020 and the valuation techniques used by the Plan to determine those fair values.
◦Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.
◦Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
◦Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Investments measured at fair value on a recurring basis at December 31, 2021 are as follows:

	Balance	Level 1
Mutual Funds	$599,797,506	$599,797,506
Common stock - Meritor, Inc.	24,435,942	24,435,942
Total	624,233,448	$624,233,448
Investments measured at net asset value:
Common collective fund (1)	88,277,725
Total investments at fair value	$712,511,173
Investments measured at fair value on a recurring basis at December 31, 2020 are as follows:

	Balance	Level 1
Mutual Funds	$522,105,422	$522,105,422
Common stock - Meritor, Inc.	33,972,925	33,972,925
Total	556,078,347	$556,078,347
Investments measured at net asset value:
Common collective fund (1)	89,922,055
Total investments at fair value	$646,000,402
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

Price Trust Company prior to full redemption of the Stable Value Fund. There were no unfunded commitments with this class.

4.    TAX STATUS
The Internal Revenue Service (IRS) originally determined and informed the Company by a letter dated October 4, 2010, that the Plan was designed in accordance with applicable sections of the IRC. Effective January 31, 2014, the Plan was amended and restated using a volume submitter plan document. The volume submitter plan document was subsequently amended and restated effective January 1, 2021. A volume submitter plan does not require an application for a determination letter from the IRS. The volume submitter plan has received a favorable notification letter from the IRS dated August 19, 2020. The Plan has not individually sought its own determination letter since the January 31, 2014 amendment and restatement date. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2017.
5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2021 and 2020, the Plan held 986,116 and 1,217,231 shares, respectively, of common stock of Meritor with a fair value of $24,435,942 and $33,972,925, respectively. During the year ended December 31, 2021, the Plan recorded no dividend income from common stock of Meritor.
6.SUBSEQUENT EVENTS
The Transportation Power Inc 401(K) Plan merged into the Plan effective January 1, 2022. As a result of the merger, the Plan received a transfer in of $3.6 million of asset balances from the Transportation Power Inc 401(K) Plan on January 3, 2022.

On February 21, 2022, Meritor, Cummins Inc., an Indiana corporation (“Cummins”), and Rose NewCo Inc., an Indiana corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Cummins. Consummation of the Merger is subject to customary closing conditions, including regulatory approvals. The impact to the Plan is not known at this time.

MERITOR, INC. SAVINGS PLAN                               Schedule 1
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021                        EIN 38-3354643, Plan No. 333

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds
	Blackrock	Equity Dividend Fund Institutional Shares	**	$15,034,493
	Dodge & Cox	International Stock	**	4,071,303
	Metropolitan West	Met West Total Return Bond Plan	**	21,880,398
	AM Century	Small Cap Growth	**	18,297,515
	Allspring	SPE Medium Cap Val	**	2,159,482
	Allspring	SPE Small Cap Val	**	2,222,057
	Vanguard	Institutional Index Fund	**	63,258,941
	Vanguard	Total Bond Index	**	6,575,665
	Vanguard	TTL International Stock Index Inst	**	13,557,886
	Vanguard	Emerging Markets Select Fund	**	1,233,267
	Vanguard	Extended Market Index	**	3,245,854
*	T. Rowe Price	U.S. Large-Cap Core Fund	**	57,054,102
*	T. Rowe Price	U.S. Treasury Money Fund	**	555,357
*	T. Rowe Price	Mid-Cap Growth Fund	**	76,041,345
*	T. Rowe Price	Growth Stock Fund	**	47,046,556
*	T. Rowe Price	Retirement 2005 Fund	**	124,562
*	T. Rowe Price	Retirement 2010 Fund	**	2,676,334
*	T. Rowe Price	Retirement 2015 Fund	**	2,290,145
*	T. Rowe Price	Retirement 2020 Fund	**	23,718,102
*	T. Rowe Price	Retirement 2025 Fund	**	38,393,575
*	T. Rowe Price	Retirement 2030 Fund	**	60,058,938
*	T. Rowe Price	Retirement 2035 Fund	**	31,730,517
*	T. Rowe Price	Retirement 2040 Fund	**	44,441,608
*	T. Rowe Price	Retirement 2045 Fund	**	23,179,310
*	T. Rowe Price	Retirement 2050 Fund	**	18,335,985
*	T. Rowe Price	Retirement 2055 Fund	**	15,909,731
*	T. Rowe Price	Retirement 2060 Fund	**	4,701,801
*	T. Rowe Price	Retirement 2060 Fund	**	365,473
*	T. Rowe Price	Retirement Income Fund	**	1,637,204

		Common collective fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	88,277,725

*	Meritor	Meritor, Inc. common stock	**	24,435,942

*	Participant notes receivable	Participant notes receivable bearing interest at rates ranging from 4.25%-6.75%	-	6,152,738
		Total		$718,663,911
* Party-in-interest
** Cost information not required

INDEX TO EXHIBITS

Exhibit No.	Description
23.1.a	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. SAVINGS PLAN

By:	/s/ Darrell Whitney

Darrell Whitney, Vice President, Chief Human Resources Officer, Employee Benefit Plan Committee Member

May 31, 2022